Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated October 23, 2008

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared in The Wall Street Journal Digital Network on October 20, 2008. The article attached as Exhibit B appeared in the NuWire Investor on October 21, 2008. The article attached as Exhibit C appeared in the Gartner Research on October 21, 2008.

                These articles were not prepared by or reviewed by LendingClub Corporation (the "Company") prior to their publication. The publishers of these articles are not affiliated with the Company. The Company made no payment and gave no consideration to these publishers in connection with the publication of these articles or any other articles published by these publishers concerning the Company. Statements in these articles that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the authors' or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus dated October 13, 2008, which the Company filed with the SEC on October 14, 2008 together with the Company's most recently filed prospectus supplement. In particular, you should carefully read the risk factors described in the prospectus.

Forward-Looking Statements

                Some of the statements that these articles attribute to Mr. Laplanche are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the impact of the Company's new structure on its financial condition and results of operations; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

The Wall Street Journal Digital Network

October 20, 2008

Peer-To-Peer Lenders Get Into Secondary Market

Peer-to-peer lenders, who put together loans between individuals, are moving into the secondary loan market in order to expand business.

Peer-to-peer lenders are stepping onto new turf with a move into the secondary loan market.

Lending Club, a major peer-to-peer lender based in Sunnyvale, Calif., last week started letting its customers buy and sell loans after the Securities and Exchange Commission approved the activity.

Prosper Marketplace Inc., which runs Prosper.com, another big site in the niche, is following suit. The firm said in recent days it has "started a process to register" with authorities to allow promissory notes to be offered and sold to lenders through its site.

Edward R. Woods, a senior analyst at Boston-based research firm Celent, said the move by Lending Club is clearly a first in peer-to-peer lending, and that it has also breached new territory "in terms of the ease which consumers can get into the secondary lending market."

"Typically in the past, consumers haven't participated in a market like this," said Woods. "It was controlled by, managed by, and participated in only by banks."

Peer-to-peer lenders put together loans between individuals. Borrowers post loan requests along with information about themselves on peer-to-peer Web sites, and people step forward to offer money. The niche has been seen as a resource for small business owners as banks continue to tighten credit in the midst of the fiscal crisis.

Prosper last week reported a September survey that showed the number of its loans is up 37% in September 2008 compared to September 2007. It said its loan originations year-to-date in dollars have increased 8% over the same period last year, and are up 7% in September 2008 compared to September 2007.

The biggest trend in the Prosper marketplace since the credit crisis worsened last summer is that the percentage of borrowers with sterling credit remains at record levels.

By starting a second market, peer-to-peer lenders hope to attract more customers partly by increasing the ease with which they can get their money back.

Until now, Lending Club lenders essentially locked up their money in three-year loans. Its new market will allow them to resell those loans at any time to other lenders on the site, according to Renaud Laplanche, the firm's chief executive.

Technically, a borrower in the niche gets a loan while the lender gets a promissory note. Peer-to-peer lenders work with a bank that helps them make a legal loan, and then gives the lender a note, according to Woods.

The new market "will make the product more appealing, because people can get in and get out when they need to," said Woods.

LaPlanche said in an interview with Dow Jones Newswires that his firm decided to get into the secondary loan market in response to demand from customers.

Lending Club customers appear to like the new initiative so far. The SEC approved the firm's registration on Oct. 10, and it launched its new secondary loan trading platform on Oct. 14. In the first four days of business since then, about 600 new lenders signed up on the site and transferred a total of $1.2 million into their accounts, according to Laplanche.

"We'll see this week what they use it for," Laplanche said of the new funds. "Whether they use it to buy notes on the primary market or on the trading platform - it will probably be a combination."

Lending Club supports its secondary market with a trading platform on its Web site run by FOLIOfn Inc., a registered broker. Lenders open an account with FOLIOfn and use the funds available in their lending club accounts to buy notes through the trading platform. There isn't a cost to open the FOLIOfn account, said Laplanche, but there is a 1% trading fee to trade notes. Between April, when Lending Club started the SEC approval process, and October, when it got approval, the firm stopped taking new lenders and funded existing loans with its own money. Activity slowed down a bit during that time, said Laplanche "because we're not a bank." The firm stopped advertising to borrowers during the period.

Instead of originating about $5 million in loans, which it had been doing in March and early April, the firm was originating only about $1 million during that period.

Write to Arden Dale at arden.dale@dowjones.com.

Exhibit B

NuWire Investor

Lending Club Completes SEC Registration

Published on: Tuesday, October 21, 2008
Written by: Cali Zimmerman

Lending Club, one of the major sites operating in the peer-to-peer lending market, is back in business and accepting new lenders. This marks the end of a six month "quite period" during which the company applied for registration with the Securities and Exchange Commission (SEC). The changes made as a result of the registration will help the company avoid legal problems in the future and may make the peer-to-peer lending process more user-friendly.

The primary reason behind the temporary hiatus was to bring the company into compliance with securities laws. Since "lenders" on peer-to-peer sites are not actually lending money directly to borrowers, but rather purchasing promissory notes for loans made by the social lending company, technically peer-to-peer loans are securities. Because peer-to-peer sites manage the buying and selling of these notes, technically they are dealing in securities and need to be regulated as such. This had not previously been a problem, but there was a possibility that questions about the loans' classification could have caused complications down the road.

"Our view was...we'd better fix the problem now rather than wait for problems in the future," Renaud Laplanche, Lending Club's CEO and founder, said.

Other peer-to-peer lending sites are certainly experiencing problems.

Prosper - the largest peer-to-peer lending site in the U.S. - is facing some hurdles from the SEC. Last Wednesday, Prosper stopped allowing lenders to make new loans while the company waits for the SEC to evaluate its regulatory filings, a process that could take months, the New York Times reported. Prosper "now faces the damaging possibility that lenders may take their money off the site instead of waiting for the SEC to allow lending to resume," according to the New York Times.

Meanwhile, Zopa has shut down its U.S. website - launched late last year - citing the difficulty of the U.S. credit crisis. The U.K.-based peer-to-peer lender is still operating in Britain, Italy and Japan.

Lending Club has returned to business after a six-month hiatusBut Lending Club's decision to register with the SEC was not made solely because of regulatory issues. As a result of the registration, Lending Club is now able to offer and sell $600 million in Member Payment Dependent Notes. "Under this new offering, Lending Club lender members invest in Notes that have stated interest rates of 6.69 to 18.63 percent - after a 1 percent service charge is applied - and which represent portions of loans made to borrower members," according to an official Lending Club statement. Lenders will be able to buy and sell the Notes to other members via a note trading platform operated by registered broker dealer Foliofn Investments, Inc., according to the statement.

"Many of our lenders were only lending money they knew they wouldn't need for the next three years," Laplanche said. "Notes are tradable. If [lenders] need the money back earlier or if they want to reallocate their investments, they can sell their loans to other members. It gives them more liquidity"

These changes could also be good news for borrowers, as lenders may be more likely to lend larger amounts of money if they know they can get it back early if necessary. Lenders may also feel reassured by a peer-to-peer lending company that has "an additional layer of compliance and all the appropriate disclosures that have to be made when you register with the SEC," Laplanche said. Now only 10 percent of peer-to-peer borrowers receive full funding, according to Loanio.com CEO and founder Michael Solomon, and this could give a significant boost to that percentage.

"Registering the program helped us solve future uncertainty and opened up a secondary market for the lenders, which is really the number one request we get from our lenders," Laplanche said.

Since Lending Club first began operation in 2007, borrowers have received more than $19 million in loans. The company only accepts loan requests from members with good credit histories and approves only 14 percent of loan applications, according to Laplanche. Historically, the default rate on Lending Club's loans has been approximately 2 percent, and interest rates vary from 6.5 percent to 18.5 percent. Lenders can bid on borrowers' loan requests through the Lending Club website.

Exhibit C

Gartner Research

P2P Social Lending Networks Morph Into Investment Networks

October 21, 2008
David Schehr, Stessa B Cohen

Peer-to-peer lenders such as Lending Club are creating secondary markets for trading loans they make. Although early in inception, such efforts point to the ability of new entrants to disrupt traditional market dynamics.

News Analysis

Event

On 14 October 2008, Lending Club, an online peer-to-peer (P2P) social lending network, completed its U.S. Securities and Exchange Commission (SEC) registration process and opened its Web site to new lenders. This registration enables a secondary P2P loan market, offering enhanced liquidity options for the lenders.

Analysis

Online P2P lending financial social networks (FSNs) have introduced another competitive force into the financial services market, this time in investment services. Lending Club's SEC registration creates a tradable market for these loans.

Lending Club now provides access to an SEC-regulated alternative trading system (ATS) managed by FolioFN, a registered broker-dealer. Only loans originated since the registration are eligible for trading. However, Lending Club says it is developing a plan to convert older loans to new instruments that will meet the trading criteria.

This new marketplace is important for two reasons:

A secondary market for these loans enhances the liquidity of a lender's investment. Previously, a lender was required to tie up funds for the three-year life of the loan, with repayment on a fixed monthly schedule. Now, a lender with immediate needs can (at a market price) liquidate the investment via the trading market.

While SEC registration began before the current credit crisis expanded, the move toward a regulated market for less traditional investment instruments presages the eventual direction for derivatives traded over the counter (OTC). The ability of a small startup such as Lending Club to develop a regulated market for illiquid instruments (albeit on a small scale) puts additional pressure on larger banks to rapidly establish exchanges for what are currently OTC instruments.

Prosper Marketplace, another P2P lender, began a similar registration process on 15 October 2008, indicating further growth potential for trading P2P loans. With large and small investors seeking increased transparency and liquidity, banks must monitor these efforts for opportunities and threats.

Recommendations

Banks:

Competition increasingly comes from unexpected directions. Develop competitive intelligence processes that look beyond traditional geographic and industry boundaries.

Expect FSNs to continue to expand their services to both borrowers and lenders, as well as their distribution networks. Consider partnering with FSNs to improve their distribution capability and meet investor demand for more transparent investment vehicles.

Examine the registration processes of Lending Club and Prosper Marketplace, and look for lessons in how to achieve greater speed and efficiencies in new business efforts.

Recommended Reading

"Virgin USA Buys CircleLending: How Should Banks Respond?" - Market disruption will occur only when FSNs extend their offerings from individual networks to interconnected ones. By David Furlonger and others

"Social Lending Will Challenge Bank Customer Relationships" - Nonbank FSN platforms are replacing banks as intermediaries in the borrower and lender supply chain. By David Furlonger

(You may need to sign in or be a Gartner client to access the documents referenced in this First Take.)